

September 17, 2009

Room 7010

Richard N. Burger
Chief Financial Officer, Executive Vice President, Secretary & Treasurer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

> **Re:** **Coleman Cable, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **File No. 001-33337**

Dear Mr. Burger:

We have reviewed your filing and have the following comments. Where
indicated, we think you should revise future filings in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1. Based on the significant decrease in your stock price in March 2009 when you
    filed your Form 8-K announcing your 2008 earnings, there is a concern that
    readers may have been surprised by the magnitude of the $29.3 million
    impairment charge. You disclosed in your September 30, 2008 Form 10-Q, your

anticipation of "losing some level of OEM sales in 2009" and reduced sales volumes in this OEM segment would require you to "review and adjust your related asset base and capacity accordingly." However, we did not observe a disclosure about the material uncertainty caused by the above factors regarding your ability to recover the carrying value of the impaired assets. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. Section 501.02 specifically requires management to make two assessments where a trend, demand, commitment, event or uncertainty is known and disclosure is required. We note your OEM business had a quarterly decline in sales of 18% and a 93% decline in operating income during the third quarter of 2008 and an overall 45% decline in operating income during the nine months ending September 30, 2008. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is "not reasonably likely to occur." Based on the sales trends in your OEM business disclosed in your Form 10-Q for the quarter ended September 30, 2008, it is not clear why the carrying value of assets at risk or the reasonably likely material effect of this known uncertainty was not disclosed in your September 30, 2008 10-Q given the known existence of certain adverse market factors that contributed to the impairment of these assets. Please ensure that your dislcsoure with regards to known trends, or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way are discussed in future filings in accordance with FRC 501.02.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Consolidated Results of Operations, page 22

2.   We note your sales disclosure by product group on page F-29 which illustrates that you have had sales decreases in your industrial wire and cable and electronic wire product groupings, but have had increases in assembled wire and cable products and fabricated bare wire. Please revise future filings, to discuss in MD&A the reasons for the specific changes in these product groupings and whether or not these are trends that you anticipate incurring in future results. This information will enhance a readers understanding of your product offerings, their contribution to your operations and the impact these groupings could have on future operations.

Liquidity and Capital Resources, page 31
Operating Activities, page 33

3.   Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise your discussion, in future filings,

to address the reasons for the changes in operating assets and liabilities, specifically addressing the significant decreases in accounts receivable, inventory and accounts payable as these changes have had a material impact on your operating cash flows. Given the significant impact that receivables and inventory have on your liquidity, your MD&A and liquidity section should explain the reasons for these changes and any variances in the corresponding turnover ratios. Note this disclosure would enhance an investors understanding of your cash flows position and the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.

Critical Accounting Policies, page 35
Plant and Equipment and other Long-Lived Assets, page 36

4.   Considering the decline in your stock price, your recent impairment charges and the impact of recent economic events, please expand the discussion of your critical accounting policies for plant and equipment, allowance for uncollectible accounts, inventory and goodwill to provide more specific information about management's insights and assumptions. For example:
- Expand your discussion of goodwill and plant and equipment to quantify the significant assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors reasonably likely to result in material impairment charges in future periods. For any reporting units with a carrying value that is not significantly different from the estimated fair value, please disclose the amount of goodwill and/or long lived assets for the reporting unit and the amount of headroom. With regard to the impairment charge recorded, fully discuss how this amount was determined and the events and circumstances surrounding the charge, including any product or industry specific information. We note you have included similar information on page 8 in your Form 10-Q for the quarter ended June 30, 2009.
- Your inventory policy should discuss the impact copper prices have had on your inventory balance in a time where demand maybe low, specifically addressing the lower of cost or market adjustments that you have had to record in the recent fiscal year. To the extent current market conditions may result in further adjustments to your inventory value, please disclose.
- Expand your policy on allowances for doubtful accounts to discuss your recent experience of collectability in light of the current economic environment as well as addressing the reasons for the significant write offs during 2008 compared to previous years.

Given the current economic conditions, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350 "Interpretation: Commission

Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 38

5.   You disclose on page 38 that you enter into copper futures contracts to mitigate the potential impact of fluctuations in the price of copper. We note you recorded gains of $3.5 million in 2008 and losses of $1.0 million during the first six months of 2009 on some of your contracts. Please explain, in future filings, the nature of these instruments, including what market index they relate to, the specific risks and exposures associated with them that could materially impact earnings and liquidity and the reasons for the significant gains in 2008 and losses in 2009. To the extent you have material exposure in your derivative portfolio, please ensure that you have included disclosure in Item 7A, the material changes in market prices that would reasonably be expected to cause a material loss based on your existing positions.

7. Debt, page F-18

6.   We note that all of the capital stock of your domestic subsidiaries and 65% of the stock of your foreign subsidiaries is pledged as collateral on your revolving credit facility. Tell us the nature of this collateral agreement and revise your liquidity discussion as well as your footnote in future filings to address the following:

- Provide a reasonable description of the collateral clause,
- List each company that constitutes collateral under the agreement,
- List each company that does not constitute collateral under the agreement,
- Disclose how you determined the book value and market value of each company.,
- Disclose the book value and market value of each company,
- Disclose the amount of changes in the values for each company that could result in that company moving into, or out of the collateral pool and address any known trends in this regard, and
- How you considered the financial statement requirement of Rule 3-16 of Regulation S-X.

16. Supplemental Guarantor Information, page F-29

7.   Your disclosure regarding your guarantor subsidiaries indicates that they are wholly- owned subsidiaries who have on a full, unconditional and joint and several basis guaranteed the outstanding debt. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be "100% owned" by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure, in

future filings, to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Form 10-Q for the quarter ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Liquidity and Capital Resources, page 28
Current and Future Liquidity, page 30

8.   You state that you believe your operating cash flows and capacity under the revolving facility will be sufficient to fund operations, debt service and capital expenditures. Please disclose in future filings, your material commitments for capital expenditures as of the end of the latest fiscal period. Refer to Item 303(A)(2) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief